FORM 6‑K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a‑16 or 15d‑16 of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission File Number: 001‑12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F	X	Form 40‑F

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER, S.A.

________________________

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Exhibit 99.1. Certain financial information included in Banco Santander, S.A.’s Form 20-F relating to the three years ended December 31, 2018, recast as a result of certain changes in the geographic and business segments of Banco Santander, S.A. and its subsidiaries (the “Group”).

Exhibit 99.2 Consolidated Financial Statements for the three years ended December 31, 2018, recast as a result of certain changes in the Group’s geographic and business segments.
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm.

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SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief financial officer

Date: July 8, 2019